                                                               EXHIBIT (a)(1)(G)

To Microsemi Optionholder:

Today Microsemi formally commenced a Stock Option Exchange Program (the "Program"). In connection with the commencement of the Program, we would like to provide you with the following additional information relating to the Program.

The Program is a voluntary program permitting eligible employees to exchange stock options with an exercise price equal to or greater than $14.00 per share for replacement options covering the same number of shares. The replacement options will be granted on or after June 9, 2003 and will have an exercise price equal to the fair market value of our common stock on that date (the date of the new grant). Please carefully review the materials referenced below as they will provide you with details on how the Program operates.

Attached to this email is a copy of the Offer to Exchange Outstanding Options to Purchase Common Stock (Exchange Offer Prospectus). You should read the Exchange Offer to make sure you are informed on the conditions and terms of the offer. The only information you should rely on is contained in the offer. There is a presentation prepared and available at http://www.microsemi.com/exchangeoffer11012002 and it is considered part of the Program. You should not rely on information obtained from any other source. Information from another source could be incorrect, misleading or incomplete.

Within several hours of receipt of this Exchange Offer, you will receive by email an Acknowledgement and Election Form which includes a current statement of your own individual stock option information. This form lists each of your option grants and has space adjacent to each grant to write "accept" or "decline" the offer. After you have considered all of the information concerning the exchange offer, you should indicate for each of the option grants listed your desire to accept or decline the exchange offer. Then sign the form and fax to: 1-866-803-2718. You may want to retain a copy of this Acknowledgement and Election Form that you could use to submit a revised election.

If you have questions that are not answered in the Exchange Offer, or in the Questions and Answers section of the Exchange Offer, submit the question by email to: ExchangeOfferQuestions@microsemi.com or by fax to 1-866-804-2705. We will review the questions periodically and update the Stock Option Exchange Program Questions and Answers section on the Website: http://www.microsemi.com/exchangeoffer11012002. The most recent questions will be at the end of the Question and Answer Section and, for new questions, enumerated with a date when the specific question and answer was added to the list.

You will need to complete and deliver an Acknowledgement and Election Form by December 6, 2002 at 5 o'clock p.m. Pacific Standard Time to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile, as described above at 1-866-803-2718, or if you cannot fax it, then by (2) personal delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service.

If you decide to change or withdraw your election, you can do so by submitting another Acknowledgement and Election Form, which should be submitted in the same manner as described above. You may want to retain a copy of this Acknowledgement and Election Form that you could use to submit a revised election.

You may obtain a duplicate Acknowledgement and Election Form via email from:
ExchangeOfferElectionForms@microsemi.com or by facsimile to 1-866-803-2718.

If you decide to participate in the Exchange Program, you must complete and deliver the Acknowledgement and Election Form by 5 o'clock p.m. (PST) on December 6, 2002 unless we extend the Program. If the program is extended, you will receive notice of extension. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

Approximately ten days prior to the Expiration Date, you will receive an email confirmation that will confirm your most recent election (if any) and will state which Eligible Option Grants you have elected to exchange, based on your most recent election. You should print these email confirmations and keep them with your records.

Please feel free to contact Microsemi by email at ExchangeOfferQuestions@microsemi.com for further assistance.

Sincerely,

/s/ David R. Sonksen

David R. Sonksen
Executive Vice President and CFO

                                       2